Company Contacts		Exhibit 1 IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports First Quarter 2017 Results

Lod, Israel – April 26, 2017 -

First Quarter Highlights:

•	Quarterly revenues increased 7.5% year-over-year to $37.4 million;

•	Quarterly service revenues increased 11.2% year-over-year to $11.4 million;

•	Revenues related to UC-SIP business increased more than 18% compared to the first quarter of 2016;

•	Quarterly GAAP gross margin was a record 62.4%, Quarterly Non-GAAP gross margin was a record 62.9%;

•	Quarterly GAAP operating margin was 5.3%, Quarterly Non-GAAP operating margin was 7.3%;

•	Quarterly cash flow from operating activities was $854,000;

•	Quarterly GAAP net income was $1.3 million, or $0.04 per diluted share, compared to a GAAP net loss of $222,000, or $(0.01) per diluted share, in the prior year period;

•	Quarterly Non-GAAP net income was $2.5 million, or $0.07 per diluted share, compared to $1.6 million, or $0.04 per diluted share, in the prior year period;

•	AudioCodes repurchased 1.1 million shares of its ordinary shares during the first quarter at an aggregate cost of $7.3 million.

AudioCodes Reports First Quarter 2017 Results	Page 1 of 10

Details:

AudioCodes (Nasdaq: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the first quarter ended March 31, 2017.

Revenues for the first quarter of 2017 were $37.4 million, compared to $37.8 million for the fourth quarter of 2016 and $34.8 million for the first quarter of 2016.

Net income was $1.3 million, or $0.04 per diluted share, for the first quarter of 2017, compared to a net loss of $222,000, or ($0.01) per diluted share, for the first quarter of 2016.

On a Non-GAAP basis, quarterly net income was $2.5 million, or $0.07 per diluted share, compared to $1.6 million, or $0.04 per diluted share, in the first quarter last year.

Non-GAAP net income excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Active Communications Europe and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the first quarter of 2017 totaled $854,000. Cash and cash equivalents, bank deposits and marketable securities were $62.8 million as of March 31, 2017 compared to $69.5 million as of December 31, 2016. The decrease in cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase programs.

“We are pleased to report solid financial results for the first quarter of 2017,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “Our financial performance was in line with our guidance for the full year, and with our strategic plan to grow the UC-SIP business at an annual rate of 15% to 20%.”

AudioCodes Reports First Quarter 2017 Results	Page 2 of 10

Mr. Adlersberg continued “The global trend of migrating voice services to all-IP, and the continued growth in the unified communications, UCaaS, SIP trunking and contact centers markets have all contributed to our strong business performance. Underlining the strength in our voice networking business, the first quarter of 2017 was the third quarter in a row in which gateway revenues grew, reversing the declining trend of gateway revenues that was experienced in 2015 and the first half of 2016.”

“We remain focused on strengthening our strategic partnerships with the market leaders in the Microsoft Skype for business and the UCaaS markets as we continue to win customer opportunities and projects. We also continued to buy back shares in the first quarter to return value to shareholders, as we are confident in the continued strength of our future business opportunities,” concluded Mr. Adlersberg.

Share Buy Back Program

During the quarter ended March 31, 2017, AudioCodes acquired 1,105,608 of its ordinary shares under its share repurchase program for a total consideration of approximately $7.3 million. As of March 31, 2017, AudioCodes had acquired an aggregate of 13.1 million of its ordinary shares since August 2014 for an aggregate consideration of approximately $61.5 million.

On March 20, 2017, our Board of Directors approved filing a new application with the court in Israel requesting approval for an additional repurchase program for $15 million of Ordinary Shares. We filed a new application and we are expecting a decision in the coming weeks.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s first quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 877-407-0778

International Participants: +1 201-689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

AudioCodes Reports First Quarter 2017 Results	Page 3 of 10

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To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes Reports First Quarter 2017 Results	Page 4 of 10

©2017 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports First Quarter 2017 Results	Page 5 of 10

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,718	$24,344
Short-term and restricted bank deposits	3,687	3,401
Short-term marketable securities and accrued interest	6,776	6,778
Trade receivables, net	24,392	25,448
Other receivables and prepaid expenses	7,544	3,377
Inventories	16,440	16,333
Total current assets	76,557	79,681

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$5,113	$5,407
Long-term marketable securities	29,484	29,540
Deferred tax assets	11,005	11,607
Severance pay funds	19,408	17,820
Total long-term assets	65,010	64,374

PROPERTY AND EQUIPMENT, NET	3,884	3,867

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,845	39,054

Total assets	$184,296	$186,976

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$3,085	$3,451
Trade payables	5,146	7,710
Other payables and accrued expenses	18,823	18,618
Deferred revenues	17,637	14,951
Total current liabilities	44,691	44,730

LONG-TERM LIABILITIES:
Accrued severance pay	$20,725	$18,941
Long-term bank loans	7,914	8,493
Deferred revenues and other liabilities	5,776	6,153
Total long-term liabilities	34,415	33,587

Total equity	105,190	108,659
Total liabilities and equity	$184,296	$186,976

AudioCodes Reports First Quarter 2017 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended
	March 31,
	2017	2016
	(Unaudited)
Revenues:
Products	$26,008	$24,534
Services	11,369	10,226
Total Revenues	37,377	34,760
Cost of revenues:
Products	11,159	11,280
Services	2,902	2,514
Total Cost of revenues	14,061	13,794
Gross profit	23,316	20,966
Operating expenses:
Research and development, net	7,154	6,865
Selling and marketing	12,035	11,134
General and administrative	2,161	2,105
Total operating expenses	21,350	20,104
Operating income	1,966	862
Financial expenses, net	(69)	(122)
Income before taxes on income	1,897	740
Income tax expense, net	(602)	(962)
Net income (loss)	$1,295	$(222)
Basic net earnings (loss) per share	$0.04	$(0.01)
Diluted net earnings (loss) per share	$0.04	$(0.01)
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	31,986	37,273
Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	33,037	37,273

AudioCodes Reports First Quarter 2017 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2017	2016
	(Unaudited)
GAAP net income (loss)	$1,295	$(222)
GAAP net earnings (loss) per share	$0.04	$(0.01)
Cost of revenues:
Stock-based compensation (1)	25	25
Amortization expenses (2)	174	316
	199	341
Research and development, net:
Stock-based compensation (1)	95	111
Deferred payments expenses (3)	11	188
	106	299
Selling and marketing:
Stock-based compensation (1)	263	277
Amortization expenses (2)	30	30
	293	307
General and administrative:
Stock-based compensation (1)	155	177

Income taxes:
Deferred tax (4)	430	658
Non-GAAP net income	$2,478	$1,560
Non-GAAP diluted net earnings per share	$0.07	$0.04

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses this non-GAAP information internally to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2017 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2017	2016
	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$1,295	$(222)
Adjustments required to reconcile net income or loss to net cash provided by operating activities:
Depreciation and amortization	655	769
Amortization of marketable securities premiums and accretion of discounts, net	161	269
Increase in accrued severance pay, net	196	468
Stock-based compensation expenses	538	590
Decrease (Increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(3)	29
Decrease in long- term deferred tax assets	409	679
Decrease in trade receivables, net	1,056	2,907
Increase in other receivables and prepaid expenses	(3,458)	(2,629)
Increase in inventories	(107)	(102)
Increase (decrease) in trade payables	(2,564)	760
Decrease in other payables and accrued expenses	(54)	(677)
Increase (decrease) in deferred revenues	2,730	(125)
Net cash provided by operating activities	854	2,716
Cash flows from investing activities:
Decrease (increase) in short-term deposits, net	(286)	428
Decrease in long-term bank deposits	300	177
Proceeds from redemption of marketable securities	-	900
Purchase of property and equipment	(463)	(461)

Net cash provided by (used in) investing activities	(449)	1,044

AudioCodes Reports First Quarter 2017 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2017	2016
	(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(7,332)	(4,921)
Repayment of bank loans	(985)	(1,292)
Proceeds from issuance of shares upon exercise of options and warrants	1,286	123
Net cash used in financing activities	(7,031)	(6,090)

Decrease in cash and cash equivalents	(6,626)	(2,330)
Cash and cash equivalents at the beginning of the period	24,344	18,908
Cash and cash equivalents at the end of the period	$17,718	$16,578

AudioCodes Reports First Quarter 2017 Results	Page 10 of 10